Exhibit 99.3

LI-CYCLE MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis provide information which the management of Li-Cycle Corp. (“Li-Cycle” or the “Company”) believes is relevant to an assessment and understanding of Li-Cycle’s consolidated annual results of operations and financial condition and condensed consolidated interim results of operations and financial condition. This discussion and analysis should be read together with the audited historical consolidated financial statements, unaudited historical condensed consolidated interim financial statements and related notes that are included elsewhere in this Canadian Prospectus, including the U.S. Prospectus. This discussion and analysis should also be read together with Li-Cycle’s pro forma consolidated financial information in the section in this Canadian Prospectus entitled “Unaudited Pro Forma Consolidated Financial Information.” In addition to historical financial information, this discussion and analysis contains forward looking statements based upon current expectations that involve risks, uncertainties and assumptions. For more information about forward-looking statements, see the section entitled “Cautionary Note Regarding Forward-Looking Statements.” Actual results and timing of selected events may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” or elsewhere in this Canadian Prospectus, including the U.S. Prospectus.

Li-Cycle’s financial statements have been prepared in accordance with IFRS. All amounts are in U.S. dollars except as otherwise indicated. For more information about the basis of presentation of Li-Cycle’s financial statements, see the section entitled “Basis of Presentation.”

Certain figures, such as interest rates and other percentages included in this discussion and analysis, have been rounded for ease of presentation. Percentage figures included in this discussion and analysis have not in all cases been calculated on the basis of such rounded figures but on the basis of such amounts prior to rounding. For this reason, percentage amounts in this discussion and analysis may vary slightly from those obtained by performing the same calculations using the figures in Li- Cycle’s financial statements or in the associated text. Certain other amounts that appear in this section may similarly not sum due to rounding.

This management’s discussion and analysis is dated as of August 10, 2021.

Company Overview

Li-Cycle was until 2020 a development stage company with no commercial revenues. For the year ended October 31, 2020, Li-Cycle’s revenue was $0.8 million and it recorded a net loss of $9.3 million. For the three and six months ended April 30, 2021, Li-Cycle’s revenue was $0.3 million and $1.3 million, respectively, and it recorded a net loss of $7.8 million and $14.7 million, respectively.

To date, Li-Cycle has financed its operations primarily through: (i) private placements of Li-Cycle Common and Preferred Shares; (ii) a loan from BDC Capital Inc.; and (iii) various government funding initiatives.

Li-Cycle expects both its capital and operating expenditures will increase significantly in connection with Li-Cycle’s ongoing activities, as Li-Cycle:

•	completes the development and construction of the Rochester Hub;

•	completes the development and construction of the Arizona Spoke;

•	expands globally with the deployment of additional Spokes and Hubs, including through acquisitions and/or through joint ventures or other contractual arrangements;

•	continues to invest in its technology, R&D efforts and the expansion of its intellectual property portfolio;

•	increases its investment in logistics infrastructure for transportation of intermediate products from Spokes to Hubs;

•	obtains, maintains and improves its operational, financial and management information systems;

•	hires additional personnel; and

•	operates as a public company.

The Business Combination and Public Company Costs

On February 15, 2021, Peridot entered into the Business Combination Agreement with Li-Cycle and Newco pursuant to which:

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prior to the Closing Date, Peridot will continue as a corporation existing under the laws of the Province of Ontario, and in connection therewith, the Class A Shares, the Class B Shares and the warrants to purchase Class A Shares, in each case, issued and outstanding immediately prior to the Continuance will convert into an equal number of Class A common shares, Class B common shares and warrants to purchase Class A common shares of Peridot Ontario;

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following the Continuance and any forfeiture by the Sponsor of Class B common shares of Peridot Ontario, as described in the U.S. Prospectus under “Peridot Shareholder Proposal No. 1 – The Business Combination Proposal – Certain Agreements Related to the Business Combination – Sponsor Letter Agreement,” the Class B common shares will convert into Class A common shares of Peridot Ontario on a one-for-one basis; and

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on the terms, subject to the conditions and in accordance with the sequencing set forth in the Arrangement, on the Closing Date: (i) Peridot Ontario and Newco will amalgamate, and in connection therewith, the Class A common shares and warrants to purchase Class A common shares of Peridot Ontario will convert into an equivalent number of Amalco Shares and Amalco Warrants, and the common share in Newco held by Li-Cycle will be exchanged for an Amalco Share; (ii) the Amalco Share held by Li-Cycle will be purchased for cancellation by Amalco for cash equal to the subscription price for the common share in Newco for which such Amalco Share was exchanged pursuant to the Amalgamation; (iii) the preferred shares of Li-Cycle will convert into Li-Cycle Shares; and (iv) Amalco will acquire all of the issued and outstanding Li-Cycle Shares from Li-Cycle’s shareholders (including Li-Cycle Shares issued upon exercise, cancellation, exchange or settlement of all issued and outstanding equity awards (whether vested or unvested), including pursuant to the Arrangement, but excluding any equity awards that will be cancelled and exchanged for equity awards of Amalco and remain outstanding on the day following the Closing Date) in exchange for Amalco Shares having an aggregate equity value of $975 million.

The Li-Cycle Arrangement Resolution was approved at the Company Shareholders Meeting held on April 22, 2021. In addition, on April 30, 2021 the Ontario Superior Court of Justice granted the Final Order approving the Arrangement (including certain non-material amendments to the Arrangement).

Upon the Closing, Li-Cycle will become a wholly-owned subsidiary of Amalco and Amalco will be named “Li-Cycle Holdings Corp.”

Accounting Treatment

The Business Combination will be accounted for as a reverse acquisition in accordance with IFRS. Under this method of accounting, Amalco (the continuing entity after the amalgamation of Li-Cycle Holdings Corp. and Peridot) will be treated as the “acquired” company for accounting purposes. Since Amalco does not meet the definition of a business under IFRS, net assets of Amalco will be stated at historical cost, with no goodwill or other intangible assets recorded.

Li-Cycle Corp. has been determined to be the accounting acquirer based on an evaluation of the following facts and circumstances, and accordingly the Business Combination is treated as an equivalent to an acquisition of Peridot accompanied by a recapitalization.

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Li-Cycle’s existing shareholders will have the greatest voting interest in the combined entity relative to other shareholders (including following the redemptions discussed below under “Liquidity and Capital Resources – Sources of Liquidity”);

•	the largest individual minority shareholder of the combined entity is an existing shareholder of Li-Cycle;

•	Amalco’s senior management will be the senior management of Li-Cycle;

•	Li-Cycle is the larger entity based on historical total assets and revenues; and

•	Li-Cycle’s operations will comprise the ongoing operations of Amalco.

Upon consummation of the Business Combination and the closing of the PIPE Financing, the most significant change in Li-Cycle’s future reported financial position and results of operations is expected to be an estimated increase in cash and cash equivalents (as compared to Li-Cycle’s balance sheet at April 30, 2021) of approximately $537.4 million, including $315.0 million in gross proceeds from the PIPE Financing by the PIPE Investors. Total direct and incremental transaction costs of Peridot and Li-Cycle are estimated at approximately $44 million, a portion of which will be treated as a reduction of the cash proceeds and deducted from Amalco’s additional paid-in capital and a portion of which will be treated as an expense on Amalco’s statement of operations. See the section in this Canadian Prospectus entitled “Unaudited Pro Forma Condensed Combined Financial Information.”

As a consequence of the Business Combination, Amalco will become the successor to an SEC-registered and NYSE-listed company which will require Amalco to hire additional personnel and implement procedures and processes to address public company regulatory requirements and customary practices. Amalco expects to incur additional annual expenses as a public company for, among other things, directors’ and officers’ liability insurance, director fees and additional internal and external accounting, legal and administrative resources, including increased audit and legal fees.

Current Situation with Regards to COVID-19

In late 2019, a novel strain of coronavirus, now referred to as COVID-19, was identified in China. The virus has spread globally, resulting in governmental authorities implementing protective measures, such as travel restrictions, quarantines, shelter in place orders and shutdowns, in order to contain its spread and reduce its impact. This pandemic has significantly disrupted economies around the world.

COVID-19 continues to have a materially adverse impact in North America. The United States is one of the largest markets for lithium-ion battery recycling. The continuous spread of COVID-19 has caused lockdowns and shutdowns of manufacturing facilities. Therefore, many industry sectors, including automotive sector, have been negatively impacted and continue to be unable to produce vehicles at capacity. The continued impact of COVID-19 on manufacturing production may lead to less demand for lithium-ion batteries, impacting the resulting contribution of batteries and battery-related scrap material to the recycling market over the short-to-medium term.

Li-Cycle’s operations have been impacted by the COVID-19 pandemic. Because Li-Cycle’s operations have been considered an essential service in both Canada and the United States, Li-Cycle’s plants have continued operations during the pandemic, albeit with the implementation of appropriate measures to ensure employee safety. Li-Cycle shut down its commercial headquarters in March 2020 and has enforced a work-from-home mandate since that time. The Kingston spoke experienced some battery supply related issues in the second fiscal quarter of 2021 due to COVID-19 related shutdowns in Ontario, Canada. In the coming months, and depending on government guidelines, Li-Cycle may re-open its office facilities but with a robust plan to ensure compliance with all recommended actions to ensure employee safety.

Comparability of Financial Information

Li-Cycle’s future results of operations and financial position may not be comparable to historical results as a result of the Business Combination and the factors provided below, among other things.

Key Factors Affecting Li-Cycle’s Performance

Li-Cycle believes that its performance and future success is dependent on multiple factors that present significant opportunities for Li-Cycle, but also pose risks and challenges, including those discussed below and in the section of the U.S. Prospectus entitled “Risk Factors.”

Availability of Lithium-Ion Batteries for Recycling

Li-Cycle is reliant on obtaining lithium-ion batteries for recycling through its supplier relationships contracts with suppliers. Li-Cycle currently has over 50 commercial contracts with suppliers of end-of-life lithium-ion batteries and battery-related manufacturing scrap and expects to attract new suppliers by differentiating itself due to the sustainability of Li-Cycle’s process and the robustness of its technology, which in turn enable Li-Cycle to offer competitive terms to suppliers. Li-Cycle expects its supply pipeline to grow as both existing suppliers will have growing volumes of batteries available for recycling due to the continuing trend toward EVs, and as it continues to source new additional supplier relationships. A decline in supply volume from existing contracts or an inability to source new supplier relationships could have a negative impact on Li-Cycle’s operating results.

Li-Cycle’s commercial supply contracts include leaders in the EV and lithium-ion battery ecosystem, including companies in consumer electronics, manufacturing scrap, energy storage, and auto OEMs/transportation. Li-Cycle has approximately 30% of the North American market share and has supply contracts with a total of over 50 customers—comprising of lithium-ion batteries and lithium-ion battery materials that derive 50% from consumer electronics, 29% from manufacturing scrap, 16% from auto OEMs / transportation, and 5% from energy storage systems.

On May 11, 2021, Li-Cycle announced its entry into an agreement with Ultium Cells LLC (“Ultium”), a joint venture between General Motors and LG Energy Solution, pursuant to which Li-Cycle will purchase and recycle up to 100% of the scrap generated by battery cell manufacturing at Ultium’s Lordstown, Ohio site.

Customer Demand for Lithium-Ion Recycled Raw Materials

Li-Cycle has entered into two agreements with Traxys covering off-take from its Spokes and Hubs. See the section in the U.S. Prospectus entitled “Information about Li-Cycle—Customer Agreements—Traxys”. Li-Cycle expects to enter into additional off-take customer agreements in the future.

Ability to Build Out Additional Facilities

Li-Cycle is confident in its ability to scale the business as currently planned. Li-Cycle has a market-leading position in North America through its two operational commercial Spokes in Kingston, Ontario, and Rochester, New York, and is developing its first commercial Hub in Rochester, New York. Li-Cycle has also announced its development and construction of its third Spoke in Gilbert, Arizona. Li-Cycle is also evaluating additional opportunities to scale its operations with a range of potential partners and expansion opportunities that may include acquisitions, joint ventures or other commercial arrangements in North America, Europe, and Asia. Li-Cycle’s continued growth and results of operations will be negatively impacted if it is unable to continue to scale its operations.

International operations, such as those we intend to establish, are subject to certain risks inherent in doing business abroad, including:

•	political, civil and economic instability;

•	corruption risks;

•	trade, customs and tax risks;

•	currency exchange rates and currency controls;

•	limitations on the repatriation of funds;

•	insufficient infrastructure;

•	restrictions on exports, imports and foreign investment;

•	increases in working capital requirements related to long supply chains;

•	changes in labour laws and regimes and disagreements with the labour force;

•	difficulty in protecting intellectual property rights; and

•	different and less established legal systems.

Expanding our business in international markets is an important element of our strategy and, as a result, our exposure to the risks described above may be greater in the future. The likelihood of such occurrences and their potential effect on our business and results of operations will vary from country to country and are unpredictable, but could have an adverse effect on our ability to execute our strategy and accordingly on our results of operations.

Commodity and Specialty Prices

The price Li-Cycle can charge for its end products is tied to commodity and specialty pricing for lithium, nickel, and cobalt, among others. This can lead to variability in revenues, but Li-Cycle believes the wide range of raw materials it produces results in a diversification effect that provides it with a natural hedge against significant variations in the commodity pricing related to a single product.

Regulatory Landscape

Li-Cycle is well-positioned to comply with heightened battery regulations across the globe. Li-Cycle holds all licenses currently required in connection with its technologies and operations. Li-Cycle has engaged a third-party consultant to work with a dedicated team across all Li-Cycle projects, supporting it with permitting, regulatory compliance, and keeping it apprised on all legal changes.

While competitors face challenges adapting to increasingly stringent environmental regulations, Li-Cycle’s technologies are sustainable, and attractive to a growing number of ESG-focused clients. Li-Cycle’s scalable, sustainable, safe and patented Spoke & Hub Technologies™ enable an up to 95% Spoke Recycling Efficiency Rate, produce minimal solid waste or wastewater, zero impact air emissions from the process, and use far less energy than any other existing solutions. By contrast, other hydrometallurgical technologies often have significant water emissions and solid waste streams, while smelting or thermal processing typically involves burning of lithium-ion batteries that produces toxic emissions in the off-gas. The emissions caused by competitor methods present regulatory compliance challenges and complicates facility permitting. This provides a significant opportunity for Li-Cycle with a truly differentiated hydrometallurgical process.

Government mandates also continue to drive increased infrastructure spending and funding availability for the battery supply chain. In the United States, the Biden Administration has announced it will make a $2 trillion investment in infrastructure and the clean energy economy. Li-Cycle has built strong connections with various government agencies and expects to continue to build on these relationships to accelerate Li-Cycle’s growth.

Research and Development

Li-Cycle’s currently has a team of nine employees that conducts R&D from its facilities in Ontario, Canada.

Li-Cycle continues to conduct R&D centered on various aspects of its business. R&D work continues in support of its Rochester Hub project and Arizona Spoke project, specifically focused on continuous optimization of operating parameters and preparing for operations. Li-Cycle also continues to develop and evaluate new concepts with an eye to the future, including solid state battery processing and others related to both the Spoke & Hub Technologies™.

Components of Results of Operations

Basis of Presentation

Li-Cycle’s consolidated financial statements have been prepared in accordance with IFRS. All amounts are in U.S. dollars except otherwise indicated. Currently, Li-Cycle conducts business through one operating segment. Li-Cycle was a pre-revenue company with no commercial operations until 2020. For more information about Li-Cycle’s basis of presentation, refer to Note 2 in the accompanying financial statements of Li-Cycle included in the U.S. Prospectus. Li-Cycle’s fiscal year end is October 31.

Revenue

Li-Cycle recognizes revenue from: (i) sales of products, which currently include three intermediate products, being black mass, mixed copper/aluminum and mixed plastics from Li-Cycle’s Spokes; and (ii) providing the service of recycling lithium-ion batteries, which includes coordination of logistics and destruction of batteries. Li-Cycle expects its sales of products to increase as a percentage of overall revenue, as more Spokes and Hubs become operational over time.

For product sales, revenue is recognized when control of the goods has transferred, meaning when the goods have been shipped to the customer’s location (delivery). A receivable is recognized by Li-Cycle when the goods are delivered to the customer, as this represents the point in time at which the right to consideration becomes unconditional, as passage of time is the only condition to payment becoming due. The revenue recognized is based on commodity prices at the time of delivery. Under Li-Cycle’s standard contract terms, customers do not have a right of return. The Company estimates the amount of consideration to which it expects to be entitled under provisional pricing arrangements. The amount of consideration for black mass and mixed copper/aluminum sales is based on the mathematical product of: (i) market prices of the constituent metals at the date of settlement, (ii) product weight, and (iii) assay results (ratio of the constituent metals initially estimated by management and subsequently trued up to customer confirmation). Certain adjustments like handling and refining charges are also made per contractual terms with customers. Depending on the contractual terms with customers, the payment of receivables may take up to 12 months from date of shipment. Product sales and the related trade accounts receivables are measured at fair value at initial recognition and are re-estimated at each reporting period end using the market prices of the constituent metals at the respective measurement dates. Changes in fair value are recognized as an adjustment to profit and loss and to the related accounts receivable.

Service revenue is recognized upon completion of each service. Prices for services are separately identifiable within each contract. A receivable is recognized by Li-Cycle when the services are completed as this represents the point in time at which the right to consideration becomes unconditional, as passage of time is the only condition to payment becoming due.

Expenses

Primary expense categories for Li-Cycle include employee salaries and benefits, consulting and professional fees, R&D and depreciation. As Li-Cycle continues to grow and expand internationally, Li-Cycle expects to incur additional expenses in connection with acquisitions, joint ventures and/or other commercial or contractual arrangements. Additional personnel expenses are also anticipated. The amount of consulting and professional fees Li-Cycle incurs and expects to incur is commensurate with the engineering requirements associated with the Rochester Hub project and Arizona Spoke project, as well as requisite expenses for legal and audit as Li-Cycle funds its operations and scales its internal systems and processes. R&D expenses reflect ongoing efforts by Li-Cycle to develop and expand its technology, and such costs are offset by any government funding for government funded projects.

Finance Costs/Interest Expense

Financing costs are typically applied against the gross proceeds of any capital raised, and in the case of debt, amortized over the term of such debt. Interest expense represents the actual cash interest costs incurred plus any accrued interest payable at a future date.

Results of Operations

Comparison of the three and six months ended April 30, 2021 and 2020

	Three months ended		$	%	Six months ended		$	%
	April 30,		Change	Change	April 30,		Change	Change
	2021	2020			2021	2020
	(dollar amounts in thousands, except share and per share data)
Revenues	257	82	175	213%	1,275	141	1,133	802%
Product sales	176	53	123	232%	1,089	78	1,011	1294%
Recycling Services	81	29	52	178%	186	63	122	194%
Operating expenses	5,631	1,645	3,986	242%	12,889	3,064	9,825	321%
Professional fees	520	373	148	40%	2,919	663	2,256	340%
Employee salaries and benefits, net	1,712	645	1,066	165%	2,877	869	2,008	231%
Raw materials, supplies, and finished goods	1,327	170	1,157	682%	2,615	203	2,413	1191%
Research and development, net	825	(53)	877	-1669%	1,352	263	1,089	414%
Share-based compensation	263	39	225	580%	1,009	163	846	519%
Office and administrative	327	18	309	1703%	619	70	549	790%
Depreciation, net	242	210	33	16%	516	389	127	33%
Freight and shipping	141	42	99	234%	432	63	370	589%
Marketing	163	61	102	169%	305	123	182	148%
Plant facilities	72	102	(30)	-30%	158	164	(6)	-4%
Travel and entertainment	38	38	0	0%	86	95	(9)	-9%
Other (income) expenses	2,475	124	2,351	1890%	3,080	109	2,970	2724%
Foreign exchange (gain) loss	359	24	335	1386%	751	(35)	786	-2223%
Interest expense	192	122	70	57%	406	176	230	131%
Interest income	(1)	(22)	22	-98%	(1)	(31)	30	-96%
Fair value loss on restricted share units	1,924	—	1,924	100%	1,924	—	1,924	100%
Net loss	(7,848)	(1,687)	(6,161)	365%	(14,693)	(3,031)	(11,662)	385%
Foreign currency translation adjustment	0	(501)		0%	0	(526)		0%
Comprehensive loss	(7,848)	(2,188)	(5,660)	259%	(14,693)	(3,558)	(11,136)	313%
Basic and diluted loss per share	(3.29)	(0.81)	(2.49)	308%	(6.22)	(1.49)	(4.73)	318%
Weighted average number of common shares outstanding	2,381,871	2,088,733	293,138	14%	2,361,679	2,036,047	325,632	16%

Revenue

Revenue reached $0.3 million and $1.3 million in the three and six months ended April 30, 2021, as compared to $0.08 and $0.14 million in the corresponding periods of 2020, respectively. The Revenue growth was attributable to increases in recycling services revenue and product sales, in each case primarily as a result of the Kingston Spoke beginning to process meaningful quantities of batteries and battery scrap. Revenues from recycling services were approximately $0.1 million and $0.2 million, respectively, while revenues from product sales were approximately $0.2 million and $1.1 million, respectively, for the three- and six-month periods ended April 30, 2021. Product sales in the second quarter of fiscal 2021 were lower than the first quarter of fiscal 2021 due to temporary supply-side logistical issues due to COVID related shutdowns as well as changes in provisional pricing estimates. While the Rochester Spoke became operational in December 2020, Li-Cycle is commencing its product off-take to a new customer and has not yet realized significant revenue from that Spoke.

Expenses

For the three and six months ended April 30, 2021, operating expenses increased by 242% and 321%, respectively, when compared to the corresponding periods of 2020, as Li-Cycle scaled up its operations in North America. The increases in personnel costs of $1.1 million and $2.0 million for the three- and six-month periods ended April 30, 2021, respectively, reflect the ramp up of operations of the Kingston Spoke and the start-up phase of the Rochester Spoke. The increases in raw materials and supplies of $1.2 million and $2.4 million, respectively, are mainly a result of inventory write downs due to higher unit costs during the ramp-up phase of Spoke operations. The period-to-period increases in R&D expenditure are primarily due to the fact that research and development expenses in 2020 were largely funded by government grants, the amortization of which offset the applicable R&D expense for accounting purposes. The amortization of government grants in the three and six months ended April 30, 2020 totaled $0.7 million and $1.1 million, respectively, and did not recur in the 2021 comparative periods. The level of consulting and professional fees is commensurate with the engineering requirements associated with the Rochester Hub project, as well as requisite legal and audit expenses for raising capital to execute Li-Cycle’s growth plan, including completion of the Business Combination.

Other (Income) Expenses

Other expenses were $2.5 million and $3.1 million in the three and six months ended April 30, 2021, respectively. The increase as compared to the corresponding 2020 periods was mainly a result of a fair value loss on restricted share units, interest expenses on the loans payable and lease liabilities as well as foreign exchange losses.

Capital Projects

Arizona Spoke

In March 2021, Li-Cycle announced the development and construction of the Arizona Spoke. Li-Cycle expects the Arizona Spoke to have a nominal recycling capacity of 10,000 tonnes per year, bringing Li-Cycle’s total recycling capacity to 20,000 tonnes per year. While the Company’s Kingston Spoke and Rochester Spoke each operate a single battery recycling line with capacity of 5,000 tonnes per year, the Arizona Spoke will operate two battery recycling lines totaling 10,000 tonnes per year. Each Spoke recycling line is constructed in a modular format and subsequently installed at the designated site.

The Phoenix metropolitan area is strategically located close to Li-Cycle’s existing battery and battery scrap supply network, as well as being at the nexus of where Li-Cycle expects there will be continued growth of lithium-ion batteries available for recycling due to the growing EV industry in Arizona, Nevada and other western States.

Li-Cycle expects to invest approximately $20 million in the aggregate to construct, commission and commence operations at the Arizona Spoke.

The Arizona Spoke project is currently in the detailed engineering and facility construction stage. Li-Cycle expects that the detailed engineering and facility construction will be completed by the end of 2021, at a cost of approximately $4 million. Li-Cycle expects the first processing line at its Arizona Spoke to be constructed, commissioned and commence operations in 2022, at an estimated cost of approximately $8 million in addition to the $4 million of expenses during the engineering and facility construction phase. Li-Cycle expects the second processing line to be constructed, commissioned and commence operations in 2023, at an estimated cost of approximately $8 million. As of April 30, 2021, Li-Cycle had spent $0.8 million on detailed engineering and facility-related expenditures in connection with the Arizona Spoke.

The principal regulatory and other approvals required to develop and construct the Arizona Spoke consist of a conditional use permit required by the Town of Gilbert, Arizona and environmental permits required by the Arizona Department of Environmental Quality and the Maricopa County Air Quality Department, all of which are expected to be filed and completed by the end of 2021. Under the U.S. Resource Conservation and Recovery Act, Li-Cycle is required to obtain a permit for battery storage and processing, which Li-Cycle intends to do in 2022.

Rochester Hub

Li-Cycle’s first revenue-generating Hub will be located in Rochester, New York, and is currently in late stage development. The location for the Rochester Hub was specifically selected due to the nature of the infrastructure available at the site, including utilities, logistics, and other physical infrastructure. Li-Cycle’s pre-feasibility study for the Rochester Hub provides that the facility would have the capacity to process 25,000 tonnes of black mass annually (equivalent to approximately 60,000 tonnes of lithium-ion battery feed equivalent annually). Based on the pre-feasibility study, Li-Cycle expects that the Rochester Hub would require an estimated investment of at least $175 million (+/-30%, based on the scope as at the pre-feasibility study).

The Rochester Hub is currently in the definitive engineering phase. As the Rochester Hub project has progressed through the definitive engineering phase, Li-Cycle has identified a range of potential scope additions, covering items such as infrastructure tie-ins and systems to achieve zero liquid discharge from the plant. Li-Cycle is also pursuing optimization strategies throughout the definitive engineering phase, including in response to market developments (such as increasing EV battery manufacturing volumes in North America and trends around battery chemistries in EV applications), which could lead to potential changes in the scope of the project. The ultimate scale of and investment in the Rochester Hub may be significantly greater than 25,000 tonnes per annum and $175 million (+/-30%), respectively, set forth in the pre-feasibility study.

Li-Cycle expects to spend approximately $10 million on definitive engineering for the Rochester Hub, with completion of the definitive engineering phase expected to occur in late 2021. As of April 30, 2021, Li-Cycle had spent $4.6 million on the definitive engineering phase for the Rochester Hub. Pending the completion of definitive engineering, final project and budget approvals by Li-Cycle’s board of directors, and the receipt applicable regulatory and other approvals, Li-Cycle expects construction at the Hub site to begin in late 2021, with operations commencing in early 2023.

The anticipated principal regulatory and other approvals required to develop and construct the Rochester Hub consist of: a special use permit, site plan approval, subdivision approval and special permit from the Town of Greece, New York, including the related New York State Environmental Quality Review Act process; and permits for air emissions, storm water discharge and chemical bulk storage granted by the New York State Department of Environmental Conservation.

Additional Spokes

Li-Cycle plans to develop additional Spokes over the next five years in North America (including the Arizona Spoke), Europe and the Asia-Pacific region (including China). In furtherance of these plans, Li-Cycle opened a new Spoke Fulfillment Centre in Kingston, Ontario in July 2021 where Li-Cycle will fabricate and assemble on a custom basis machinery and equipment for future Spoke recycling lines. These assembled lines will be modular and able to be shipped to, and installed at, the relevant Spoke site.

Li-Cycle expects its initial European Spoke to have an annual throughput capacity of 5,000 tonnes of lithium-ion battery equivalent. In Europe, Li-Cycle is engaged in discussions with potential battery feedstock suppliers to identify both sources of supply and strategic locations for future Spokes. With the assistance of a third-party consultant, Li-Cycle is currently assessing locations in several European countries, with a view to identifying and leasing an appropriate site for, and constructing and commissioning, its initial European Spoke in 2022. The process of identifying an appropriate location takes into account a variety of other factors, including utilities, logistics, and other physical infrastructure. Upon selecting a site for its initial European Spoke, Li-Cycle expects to incur expenses in connection with the site lease, detailed engineering, facility construction and local site plan and environmental permit approvals. Li-Cycle estimates that the aggregate cost of identifying and leasing a site for, and constructing and commissioning, Li-Cycle’s initial European Spoke will be approximately $10.0 million.

In the Asia-Pacific region (including China), Li-Cycle’s strategy is to develop Spokes together with local joint venture partners. Li-Cycle intends to establish an initial Spoke in China in 2022, with an expected annual throughput capacity of 5,000 tonnes of lithium-ion battery equivalent. To further this initiative, in July 2021, Li-Cycle appointed Dawei Li as its new Vice President, Asia. Prior to joining Li-Cycle, Mr. Li most recently served as the Global Business Director for lithium carbonate at the Albemarle Corporation, where he developed the battery grade strategy and executed on business development plans in key regions. Li-Cycle is engaged in discussions with both potential joint venture partners and potential battery feedstock suppliers in the Asia-Pacific region to identify both sources of supply and strategic locations for future Spokes. Li-Cycle expects to incur expenses in connection with the negotiation of joint venture documentation, a site lease, detailed engineering, local site plan and environmental permit approvals and constructing and commissioning its initial China Spoke. Li-Cycle estimates that the aggregate cost of negotiating joint venture documentation and identifying and leasing a site for, and constructing and commissioning, Li-Cycle’s initial China Spoke will be approximately $10.0 million.

Liquidity and Capital Resources

Sources of Liquidity

To date, Li-Cycle has financed its operations primarily through: (i) private placements of Li-Cycle Common and Preferred Shares; (ii) a loan from BDC Capital Inc.; and (iii) various government funding initiatives.

Since inception, Li-Cycle has generally operated at a loss. It expects that as it completes its Rochester Hub and adds Spokes, it will be able to operate at a profit in future periods. However, in order to continue to fund the planned expansion of its business and maintain profitability in the future, Li-Cycle will need to secure additional debt or equity financing. Based on its pre-feasibility study, Li-Cycle has estimated the potential related expenditures and expenses of the Rochester Hub to be at least $175 million (+/- 30%, based on the scope as at the pre-feasibility study). The ultimate scale of and investment in the Rochester Hub may be significantly greater than 25,000 tonnes per annum and $175 million (+/-30%), respectively, set forth in the pre-feasibility study.

On February 16, 2021, Peridot announced the PIPE Financing, which is expected to raise $315 million of additional capital and close concurrently with the Business Combination. Li-Cycle currently expects that the net proceeds from the PIPE Financing, assuming the PIPE Financing is consummated, together with funds that will be available to it from the Trust Account, will be sufficient to fully fund the planned expansion of its business.

In connection with the shareholder meeting held by Peridot to approve the Business Combination, a total of 3,377,626 Class A Shares were redeemed by Peridot, resulting in a total redemption payment of approximately $33.8 million out of the Trust Account. After deducting the estimated expenses of the Business Combination of $44 million and such redemption payment, the net proceeds to Amalco from the PIPE Financing and the funds held in the Trust Account (collectively, the “Net Transaction Proceeds”) were approximately $537.4 million.

The Net Transaction Proceeds are expected to be used by Amalco as follows: (i) approximately $12 million to repay borrowings under the loan from BDC Capital Inc. and the promissory notes issued to corporations controlled by Li-Cycle’s Chief Executive Officer and Executive Chair, (ii) approximately $20 million to fund the development, construction and commissioning costs of the Arizona Spoke, (iii) at least $175 million to fund the development, construction and commissioning costs of the Rochester Hub, (iv) approximately $300 million to fund the development, construction and commissioning costs of 17 additional Spokes (for a total of 20 Spokes) and 3 additional Hubs (for a total of 4 Hubs) (such funding to be supplemented by cash flow from operations and capital contributions from third parties), (v) $10 million for research and development, and (vi) the remainder for working capital. Out of the 17 additional Spokes, 2 are expected to become operational by 2022, 12 are expected to become operational by 2023 and the remaining 3 are expected to become operational by 2024. The three additional Hubs are expected to become operational by 2024.

After completion of the Business Combination, Amalco may also require additional funds to the extent its plans change, if it elects to acquire complementary businesses or due to unforeseen circumstances. However, additional funds may not be available when Amalco needs them on terms that are acceptable to it, or at all.

Debt Obligations

On December 16, 2019, Li-Cycle entered into a binding agreement with BDC Capital Inc. for a loan of $5.3 million (Cdn. $7.0 million) to help finance the expansion plans of Li-Cycle. The maturity date of the loan is December 14, 2023 and will be funded in three tranches based on the achievement of specific milestones by Li-Cycle. The base rate of interest is 16% per annum, paid monthly, plus additional accrued interest in kind of 3% that can be reduced to 0% based on the achievement of certain milestones by Li-Cycle. Principal payments began on the first anniversary date of the loan and shall be made at $0.13 million (Cdn. $0.175 million) per month with a balloon payment of $0.5 million (Cdn. $0.7 million) at maturity. As of April 30, 2021, the BDC Capital Inc. loan balance was $4.9 million.

Cash Flows Summary

Presented below is a summary of Li-Cycle’s operating, investing, and financing cash flows for the periods indicated:

	Three months ended		Six months ended
	April 30,		April 30,
	2021	2020	2021	2020
	(in thousands)		(in thousands)
Cash flows used in operating activities	$(4,616)	$(2,708)	$(11,322)	$(5,493)
Cash flows used in investing activities	(3,931)	(719)	(6,752)	(912)
Cash flows from financing activities	1,059	2,574	23,736	9,208
Net change in cash	$(7,487)	$(853)	$5,662	$2,803

Cash Flows Used in Operating Activities

For the three and six months ended April 30, 2021 cash flows used in operating activities were approximately $4.6 million and $11.3 million, respectively, and in each case were primarily driven by the growth and commercialization of Li-Cycle’s operations, including headcount, ramp-up phase production costs at the Rochester Spoke, R&D, and consulting costs relating to the development of the Rochester Hub. The period over period increases in cash flows used in operating activities for the three- and six-month periods ended April 30, 2021 were primarily the result of an increase in operating expenses of $3.9 million and $9.8 million for those periods, respectively, partially offset by an increase in accounts payable and accrued liabilities in each period in 2021.

Cash Flows Used in Investing Activities

For the three and six months ended April 30, 2021, cash flows used in investing activities were primarily driven by the acquisition of equipment and leasehold improvements for the Rochester Spoke and upcoming Rochester Hub. For the three and six months ended April 30, 2020, cash flows used in investing activities were primarily for the Kingston Spoke.

Cash Flows from Financing Activities

Cash flows generated from financing activities in the three and six months ended April 30, 2021 related primarily to capital raising through the issuance of common shares and net proceeds from loans. In the three months ended April 30, 2021, Li-Cycle received a $1.6 million (Cdn. $2 million) loan advance from BDC Capital Inc., and made scheduled repayments of $0.4 million to BDC Capital Inc. The corresponding amount for the three months ended April 30, 2020 related to a loan advance of $2.3 million (Cdn. $3.0 million) from BDC Capital Inc. In the six months ended April 30, 2021, Li-Cycle received net proceeds of $21.6 million from a private placement of 281,138 class A shares in November 2020 and $3.1 million (Cdn. $4 million) from a loan advance from BDC Capital Inc. In the six months ended April 30, 2020, cash flows from financing activities related to Li-Cycle’s Series B round and loan advance of $2.3 million (Cdn. $3.0 million) from BDC Capital Inc.

Contractual Obligations and Commitments

The following table summarizes Li-Cycle’s contractual obligations and other commitments for cash expenditures as of April 30, 2021, and the years in which these obligations are due.

Contractual Obligations	Total	Less than	1 - 3 years	3 - 5 years	More than
		1 year			5 years
Accounts payable and accrued liabilities	$10,309	$10,309	$—	$—	—
Lease liabilities	24,850	1,644	5,556	4,775	12,875
Loan payable	4,961	1,717	3,244	—	—
Restoration provisions	334	—	81	53	200
Restricted share units	2,750	2,750	—	—	—

Total as of April 30, 2021	43,204	16,420	8,881	4,828	13,075

Note:

(1)

On August 3, 2021, Li-Cycle North America Hub, Inc., a wholly-owned subsidiary of Li-Cycle, entered into a ground lease for the lands on which Li-Cycle intends to construct its Rochester Hub. Li-Cycle North America Hub, Inc.’s lease liabilities in connection with the ground lease will be as follows: (i) less than 1 year: $450,000; (ii) 1 – 3 years: $900,000; (iii) 3 – 5 years: $900,000; and (iv) more than 5 years: $7,050,000. Under a guaranty dated as of August 3, 2021, Li-Cycle has agreed to guarantee the performance of Li-Cycle North America Hub, Inc.’s obligations under the lease.

As of April 30, 2021, there were approximately $4.6 million in committed purchase orders that the Company was in various stages of executing (October 31, 2020: $4.2 million).

For the 12 months following April 30, 2021, the Company expects to enter into additional premises leases relating to a warehouse for the Arizona Spoke. For future developments, the Company expects to enter into premises leases for Spokes and/or Hubs.

Related Party Transactions

Please see “Certain Li-Cycle Relationships and Related Person Transactions” in the U.S. Prospectus.

Off-Balance Sheet Arrangements

During the periods presented, Li-Cycle did not have any relationships with unconsolidated organizations or financial partnerships, such as structured finance or special purpose entities, which were established for the purpose of facilitating off-balance sheet arrangements.

Critical Accounting Policies and Estimates

Li-Cycle’s condensed consolidated interim financial statements and consolidated annual financial statements have been prepared in conformity with IFRS using the significant accounting policies and measurement bases that are in effect at October 31, 2020, as summarized in Note 2 of the financial statements. These were used throughout all periods presented with any applicable changes noted in the April 30, 2021 condensed consolidated interim financial statements.

Internal Control Over Financial Reporting

Prior to the date of the Canadian Prospectus, the Company has been a private company and we have addressed our internal control over financial reporting with internal accounting and financial reporting personnel and other resources.

Li-Cycle has identified material weaknesses in its internal controls over financial reporting. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim consolidated financial statements may not be prevented or detected on a timely basis.

Li-Cycle did not have in place an effective control environment with formal processes and procedures or an adequate number of accounting personnel with the appropriate technical training in, and experience with, IFRS to allow for a detailed review of complex accounting transactions that would identify errors in a timely manner, including inventory costing and business combinations. Li-Cycle did not design or maintain effective controls over the financial statement close and reporting process in order to ensure the accurate and timely preparation of financial statements in accordance with IFRS. In addition, information technology controls, including end user and privileged access rights and appropriate segregation of duties, including for certain users the ability to create and post journal entries, were not designed or operating effectively.

Li-Cycle has taken steps to address these material weaknesses and expects to continue to implement its remediation plan, which Li-Cycle believes will address their underlying causes. Li-Cycle expects to engage external advisors to provide assistance in the areas of information technology, internal controls over financial reporting, and financial accounting in the short term and to evaluate and document the design and operating effectiveness of our internal controls and assist with the remediation and implementation of our internal controls as required. Li-Cycle is evaluating the longer-term resource needs of its various financial functions. These remediation measures may be time consuming, costly, and might place significant demands on Li-Cycle’s financial and operational resources. Although Li-Cycle has made enhancements to its control procedures in this area, the material weaknesses will not be remediated until the necessary controls have been implemented and are operating effectively. Li-Cycle does not know the specific time frame needed to fully remediate the material weaknesses identified.

Quantitative and Qualitative Disclosures About Market Risk

Li-Cycle is exposed to various risks in relation to financial instruments. The main types of risks are currency risk and interest rate risk. While Li-Cycle may enter into hedging contracts from time to time, any change in the fair value of the contracts could be offset by changes in the underlying value of the transactions being hedged. Furthermore, Li-Cycle does not have foreign-exchange hedging contracts in place with respect to all currencies in which it does business.

Currency Risk

It is management’s opinion that Li-Cycle is not exposed to significant currency risk as its cash is denominated in both Canadian and US dollars and funds its operations accordingly. Up to October 31, 2020, most of Li-Cycle’s transactions have been in Canadian dollars. Effective November 1, 2020, the functional currency has changed to US dollars given the shift in currency of most of the Company’s transactions to US dollars.

Interest Rate Risk

Interest rate risk is the risk arising from the effect of changes in prevailing interest rates on Li-Cycle’s financial instruments. It is management’s opinion that Li-Cycle is not exposed to significant interest rate risk, as it has no variable interest rate debt.

Credit Risk

Financial instruments that potentially subject us to concentration of credit risk consist of cash and cash equivalents and accounts receivable. Substantially all of our cash and cash equivalents were deposited in accounts at one financial institution, and account balances may at times exceed federally insured limits. Management believes that we are not exposed to significant credit risk due to the financial strength of the depository institution in which the cash is held.

Recently Issued Accounting Standards Not Yet Adopted

From time to time, new accounting standards, amendments to existing standards, and interpretations are issued by the International Accounting Standards Board (“IASB”). Unless otherwise discussed, and as further highlighted in Note 3 to the fiscal 2020 consolidated financial statements, Li-Cycle believes that the impact of recently issued standards or amendments to existing standards that are not yet effective will not have a material impact on Li-Cycle’s financial position or results of operations under adoption.

Cautionary note regarding forward-looking statements

Certain statements in this management’s discussion and analysis may constitute “forward-looking statements” for purposes of applicable securities laws.

Our forward-looking statements include, but are not limited to, statements regarding our or our management team’s expectations, hopes, beliefs, intentions or strategies regarding the future. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements in this management’s discussion and analysis may include, for example, statements about:

•	our ability to consummate the Business Combination;

•	the benefits of the Business Combination;

•	Amalco’s financial performance following the Business Combination;

•	changes in Li-Cycle’s or Amalco’s strategy, future operations, financial position, estimated revenues and losses, projected costs, prospects and plans;

•	expansion plans and opportunities; and

•	the outcome of any known and unknown litigation and regulatory proceedings.

These forward-looking statements are based on information available as of the date of this management’s discussion and analysis, and current expectations, forecasts and assumptions, and involve a number of judgments, risks and uncertainties. Accordingly, forward-looking statements should not be relied upon as representing our views as of any subsequent date, and we do not undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

You should not place undue reliance on these forward-looking statements in deciding how to vote your proxy or instruct how your vote should be cast on the proposals set forth in this management’s discussion and analysis. As a result of a number of known and unknown risks and uncertainties, our actual results or performance may be materially different from those expressed or implied by these forward-looking statements. Some factors that could cause actual results to differ include:

•	the occurrence of any event, change or other circumstances that could delay the Business Combination or give rise to the termination of the Business Combination Agreement;

•	the outcome of any legal proceedings that may be instituted against Peridot following announcement of the proposed Business Combination and transactions contemplated thereby;

•

the inability to complete the Business Combination due to the failure to obtain approval of the shareholders of Peridot or to satisfy other conditions to the Closing in the Business Combination Agreement;

•	the risk that the proposed Business Combination disrupts current plans and operations of Li-Cycle as a result of the announcement and consummation of the transactions described herein;

•

our ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition and the ability of Li-Cycle to grow and manage growth profitably following the Business Combination;

•	costs related to the Business Combination;

•	changes in applicable laws or regulations;

•	the effects of the COVID-19 pandemic on Li-Cycle’s business;

•	the possibility that Peridot or Li-Cycle may be adversely affected by other economic, business, and/or competitive factors; and

•	other risks and uncertainties described in this management’s discussion and analysis, including those under the section in the U.S. Prospectus entitled “Risk Factors.”